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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                           SIRROM CAPITAL CORPORATION
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                                      Name


            500 Church Street, Suite 200, Nashville, Tennessee 37219
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                      Address of Principal Business Office
                      (No. & Street, City, State, Zip Code)

                                 (615) 256-0701
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                     Telephone Number (including area code)

                                     0-25174
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              File Number under the Securities Exchange Act of 1934


Basis for filing the notification of withdrawal:

         On March 22, 1999, the shareholders of Sirrom Capital Corporation ("Sirrom") approved an Agreement and Plan of Merger dated January 6, 1999 by and among Sirrom, Finova Newco Inc. ("Finova NEWCO") and The FINOVA Group Inc. ("FINOVA") and the related merger of Finova NEWCO with and into Sirrom, with Sirrom as the surviving entity (the "Merger"). On March 22, 1999, the shareholders of Sirrom also voted to approve Sirrom's related withdrawal of its election to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). As of March 22, 1999, FINOVA, which is not an investment company, is Sirrom's only shareholder, and as such Sirrom will no longer be required to register under, or be subject to, the provisions of the 1940 Act.

                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Nashville and State of Tennessee on the 22nd day of March, 1999.


[SEAL]                                   SIRROM CAPITAL CORPORATION

                                         By: /s/ Carl W. Stratton
                                            -----------------------------------
                                         Name: Carl W. Stratton
                                              ---------------------------------
                                         Title: Chief Financial Officer
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Attest:
/s/ Maria-Lisa Caldwell
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Name: Maria-Lisa Caldwell
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Title: Secretary
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